Exhibit 99.5

PRESS RELEASE

Liquefied Natural Gas: TotalEnergies will supply 400,000 Tons of LNG per year for 15 years in the Dominican Republic

•	TotalEnergies signed an agreement with Energia Natural Dominicana (ENADOM) to supply 400,000 tons of LNG
•	The contract has a 15-year duration and will start mid-2027
•	This LNG will support the growing demand of electricity in the Dominican Republic

Paris, April 15, 2025 – TotalEnergies has signed an agreement (HoA) with Energia Natural Dominicana (ENADOM), the Joint Venture between AES Dominicana and Energas in the Dominican Republic, for the delivery of 400,000 tons of LNG per year. Subject to the finalization of the SPAs, this agreement is set to start in mid-2027, for 15 years, with the price indexed to Henry Hub.

This agreement will enable ENADOM to supply natural gas to the 470 MW combined-cycle power plant, currently under construction, which will increase the country's electricity generation capacity. This project contributes to the energy transition of the Dominican Republic by reducing its dependence on coal and fuel oil through the use of a less carbon-intensive energy source, natural gas.

"We are pleased to have signed this agreement to answer, alongside AES and its partners, the energy needs of the Dominican Republic. This new contract underscores TotalEnergies' leadership in the LNG sector and our commitment to supporting the island's energy transition. It will be a natural outlet for our US LNG supply which will progressively increase”, said Gregory Joffroy, Senior Vice President LNG at TotalEnergies.

“This agreement with TotalEnergies, is the result of the confidence placed in the Dominican Republic's energy sector and, specifically, in ENADOM and AES. This partnership, alongside ENADOM's has demonstrated investment capabilities in providing natural gas to the Dominican electricity market by ensuring a reliable, competitive, and environmentally responsible energy supply. ENADOM is proud to play a pivotal role in the expansion and strengthening of the nation's energy matrix in the Dominican Republic”, said Edwin De los Santos, Chief Executive Officer at ENADOM.

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TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 40 Mt/y in 2024 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than

100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).